April 7, 2008	Direct Phone Number: (212) 659-4964
Direct Fax Number: (212) 884-9564
brian.daughney@haynesboone.com

Via Facsimile (202) 772-9217

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sebastian Gomez Abero

Re:	RxElite, Inc. Post Effective Amendment No. 2 to Form SB-2 on Form S-1 (File No. 333-146641)

Ladies and Gentlemen:

On behalf of RxElite, Inc. (the “Company”), transmitted herewith for filing is Post Effective Amendment No. 2 to Form SB-2 on Form S-1 (“Amendment No. 2”). We acknowledge receipt of the letter of comment dated April 3, 2003 from the Securities and Exchange Commission (the “Commission Letter”) with regard to the above referenced matter. We have reviewed the letter with the Company and the Company’s auditors and the following are the Company’s responses to the Commission Letter.

Consolidated Balance Sheet as of December 31, 2007, page FI-3

1.	Please revise your registration statement to provide two years of comparative audited balance sheet data. See Rule 8-02 of Regulation S-X.

The Company has made the requested revisions by providing two years of comparative audited balance sheet data on page FI-3. In addition, the Company has updated the discussion contained under the heading “Management’s Discussion and Analysis or Plan of Operation” accordingly.

Please direct any questions or comments concerning Amendment No. 2 or this response to the undersigned at (212) 659-4964.

Very truly yours,

/s/ Brian C. Doughney
Brian C. Daughney, Esq.